 Exhibit d

Province of Saskatchewan

Current Description

April 2015

[MAP]

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.  On December 31, 2014, the noon nominal rate for Canadian dollars ($), as reported by the Bank of Canada, was $1.1601 = 1.00 United States dollar (U.S. $).

Tonnes as used in this document refers to metric tons.  One tonne is equivalent to 1.102311 short tons.

In this document, the financial information provided is on a Summary basis.  The Summary Financial Statements provide an accounting of the full nature and extent of the financial affairs and resources of the Government.  This includes the financial results of the General Revenue Fund, Crown corporations, boards and other organizations controlled by the Government.  The 2014-15 Budget is presented on a summary basis, previous annual reports were presented on a General Revenue Fund basis.  The significant accounting policies are described in Note 1 to the Summary Financial Statements provided in Exhibit E.”

This document contains forward-looking statements which may be identified by their use of words like “plans,” “expected,” “will,” “project,” “estimated,” “forecast” or other words of similar meaning.  All statements that address expectations or projections about the future are forward-looking statements.  Forward-looking statements are based on certain assumptions and expectations of future events.  It cannot be guaranteed that these assumptions and expectations are accurate or will be realized.

The Canadian Dollar

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	2009	2010	2011	2012	2013	2014

High	97.16	100.54	105.83	102.99	105.99	116.72
Low	76.92	92.78	94.30	95.99	98.39	106.32

Source: Bank of Canada - noon rate.

i

PROVINCE OF SASKATCHEWAN

Summary Economic and Financial Statistics

						Compound
Calendar Year Ended December 31						Annual
						Growth Rate
	2009	2010	2011	2012	2013	2009-2013
(Millions)
Economy
Gross Domestic Product at Current
Market Prices	$ 60,019	$ 63,396	$ 74,457	$ 78,767	$ 83,121	8.5%
Farm Cash Receipts	$ 9,244	$ 9,117	$ 11,043	$ 11,801	$ 12,178	7.1
Mineral Sales	$ 15,720	$ 17,985	$ 21,290	$ 19,835	$ 20,821	7.3
Manufacturing Shipments	$ 11,269	$ 10,830	$ 12,720	$ 14,306	$ 15,697	8.6
Exports	$ 39,896	$ 43,022	$ 51,674	$ 53,090	$ 55,266	8.5
Primary Household Income	$ 31,723	$ 32,863	$ 36,143	$ 38,388	$ 41,616	7.0
Population at July 1 (Thousands)	1,035	1,051	1,066	1,087	1,106	1.7
Unemployment Rate	4.8%	5.2%	5.0%	4.7%	4.0%	n/a
Change in Consumer Price Index 1	1.1%	1.4%	2.8%	1.6%	1.5%	n/a
1 2002 = 100
n.a. = not applicable
Source: Saskatchewan Bureau of Statistics, Statistics Canada

Fiscal Year Ended March 31

	2010	2011	2012	2013	2014
(Millions)
Government Finances - Summary Financial Statements
Surplus (deficit)	$ (409)	$ (13)	$ (105)	$ 37	$ 589
Add (deduct) non-cash items
Net income from government business enterprises	(834)	(970)	(789)	(1,120)	(1,052)
Dividends received from government business enterprises	639	688	784	673	645
Other non-cash items included in the surplus/deficit	(5)	306	296	368	138
Amortization of capital assets	416	451	471	485	502
(Gain) Loss on loans and investments	(20)	8	(2)	(3)	(56)
Net change in non-cash operating activities	568	(36)	(499)	(62)	(12)
Earnings retained in sinking funds	(161)	(151)	(170)	(112)	(42)
Capital Activities
Cash used for acquisition of capital assets	(670)	(784)	(878)	(961)	(1,007)
Investing Activities
Cash provided by investing activities	499	491	265	688	709
Cash provided (required)	$ 23	$ (10)	$ (627)	$ (7)	$ 414

ii

	Fiscal Year Ended March 31
	2010	2011	2012	2013	2014
	(Millions)
Debt - Summary Financial Statements
Gross Debt	$ 10,924	$ 10,780	$ 11,143	$ 11,282	$ 12,479
Less: Equity in Sinking Funds	(2,697)	(2,432)	(2,641)	(1,835)	(1,734)
Guaranteed Debt	23	29	28	19	16
Summary Financial Statements Total Debt	$ 8,250	$ 8,377	$ 8,530	$ 9,466	$ 10,761

In this document, statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated.  Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government’s Summary Financial Statements are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted.  Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted. In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

iii

PROVINCE OF SASKATCHEWAN

Introduction

The Province of Saskatchewan (Saskatchewan or the Province) was established as a province of Canada in 1905.  Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west.  The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada.  With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes.  A sizeable commercial forest region is located across the entire central part of Saskatchewan.  The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides.  About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

The population of Saskatchewan was approximately 1,125,410 on July 1, 2014, compared with approximately 1,106,247 on July 1, 2013 and 997,312 on July 1, 2004.  The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 232,090 on July 1, 2013, and Saskatoon, with a population of approximately 292,597 as of the same date.

The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population		Area
1,125,410 (July 1, 2014)		Land:
		•	570,700 square kilometres
Major Urban Centres			(220,350 square miles)
Regina		Fresh Water:
•	Capital of Saskatchewan	•	81,630 square kilometres
•	232,090 (July 1, 2013)*		(31,520 square miles)
Saskatoon		Total:
•	Centre of Saskatchewan's	•	652,330 square kilometres
	resource-based and advanced		(251,870 square miles)
	technology industries	Farm Land:
•	292,597 (July 1, 2013)*	•	268,655 square kilometres
(103,730 square miles)
Population Density		Cultivated Farm Land:
1 person per 0.66 square		•	202,470 square kilometres
kilometre (0.25 per square mile)			(78,170 square miles)
Commercial Forests:
Mean Temperatures Range (Regina)		•	126,300 square kilometres
January	-11 to -22 degrees Celsius		(48,760 square miles)
July	26 to 12 degrees Celsius

Mean Precipitation (Regina)
January	15 millimetres
July	59 millimetres
Year	364 millimetres

*	Data for 2014 for Regina and Saskatoon are not yet available.
Sources:  Saskatchewan Bureau of Statistics, Statistics Canada.

Constitutional Framework of Canada

Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments.  Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

Various constitutional issues have been under discussion in Canada for a number of years.  On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits.  Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation.  Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation.  Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation.  Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance.  It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly.  The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada.  The Executive Council, which includes the Premier and the Ministers of Ministries of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government.  Members of the Executive Council hold seats in the Legislative Assembly.

Saskatchewan’s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles.  The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier.  The most recent Provincial election was held on November 7, 2011, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan.  The representation in the Legislative Assembly at November 30, 2011 was as follows:  Saskatchewan Party, 49 seats; and, New Democratic Party, 9 seats.

OVERVIEW OF THE ECONOMY

Introduction

Saskatchewan has a modern, open and diversified economy.  Approximately two-thirds of the total value of all goods and services produced in the Province are exported.  Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods.  While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services.  The Province’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada.  Saskatchewan is also one of the world’s leading suppliers of potash and uranium.

Saskatchewan’s economy grew at an annual real rate of 4.9 percent in 2013.  Canada’s real Gross Domestic Product (GDP) increased by 2.0 per cent in the same year.  Saskatchewan’s nominal GDP went up by 5.5 per cent in 2013.

Mining is the largest sector among Saskatchewan’s goods-producing industries.  The dominant mineral products of the Province include crude oil, potash, natural gas and uranium.  The value of oil sales increased by 10.1 per cent and the number of oil wells drilled increased by 5.1 per cent in 2013.  Potash sales dropped by 6.1 per cent in 2013 primarily reflecting lower prices.  Potash production, however, went up by 10.3 per cent.

Manufacturing is the third largest sector of Saskatchewan’s goods-producing industries.  Saskatchewan’s manufacturing sales increased by 9.7 per cent in 2013.

Agriculture is the third largest sector among Saskatchewan’s goods-producing industries.  Saskatchewan farmers harvested 39.1 million tonnes of the major grains and oilseeds in 2013, about 50.6 per cent more than the harvest in 2012.

Saskatchewan farm cash receipts amounted to $12.2 billion in 2013, up 3.2 per cent from 2012.  Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to $2.46 billion.

Retail sales increased by 5.1 per cent in 2013 while wholesale trade rose by 9.2 per cent in the same year.  New vehicle sales went up by 4.6 per cent in 2013.

Saskatchewan’s employment level increased by 3.4 per cent or 18,200 jobs in 2013.  In Canada, employment increased by 1.3 per cent or 223,500 jobs in the same year.

Saskatchewan’s unemployment rate averaged 4.0 per cent in 2013.  The national unemployment rate averaged 7.1 per cent in the same year.

The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 1.5 per cent in 2013 compared to Canada’s inflation rate of 0.9 per cent.

The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2013.

Summary of Economic Indicators
						Compound
						Annual
	Calendar Year Ended December 31					Growth Rate
	2009	2010	2011	2012	2013	2009-2013
Gross Domestic Product - Saskatchewan
Current Market Prices (Millions)	$60,019	$63,396	$74,457	$78,767	$83,121	8.5%
Annual Rate of Change	(11.2)%	5.6%	17.4%	5.8%	5.5%	n.a.
Per Capita	$58,002	$60,295	$69,824	$72,440	$75,138	6.7%
Chained 2007 Dollars (Millions)	$51,035	$53,290	$56,426	$58,226	$61,094	4.6%
Annual Rate of Change	(5.0)%	4.4%	5.9%	3.2%	4.9%	n.a.
Per Capita	$49,320	$50,684	$52,915	$53,549	$55,226	2.9%

Gross Domestic Product - Canada
Current Market Prices (Millions)	$1,567,007	$1,662,757	$1,770,014	$1,831,228	$1,893,759	4.8%
Annual Rate of Change	(4.8)%	6.1%	6.5%	3.5%	3.4%	n.a.
Per Capita	$46,597	$48,897	$51,540	$52,694	$53,870	3.7%
Chained 2007 Dollars (Millions)	$1,541,348	$1,593,357	$1,640,522	$1,672,067	$1,705,567	2.6%
Annual Rate of Change	(2.7)%	3.4%	3.0%	1.9%	2.0%	n.a.
Per Capita	$45,834	$46,856	$47,769	$48,114	$48,517	1.4%

Consumer Price Index 1
(Annual Percentage Change)
Saskatchewan	1.1%	1.4%	2.8%	1.6%	1.5%	n.a.
Canada	0.3%	1.8%	2.9%	1.5%	0.9%	n.a.

Population (July 1)(Thousands)
Saskatchewan	1,035	1,051	1,066	1,087	1,106	1.7%
Canada	33,629	34,005	34,343	34,752	35,154	1.1%

Unemployment Rate
Saskatchewan	4.8%	5.2%	5.0%	4.7%	4.0%	n.a.
Canada	8.3%	8.0%	7.5%	7.2%	7.1%	n.a.
1 2007 = 100
n.a. = not applicable
Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

Saskatchewan’s real GDP measured in chained 2007 dollars increased at a compound average annual rate of 4.6 per cent in the period from 2009 to 2013.  Measured in current market prices, Saskatchewan’s GDP grew at a compound average annual rate of 8.5 per cent in the same period.  In 2013, Saskatchewan’s real GDP increased by 4.9 per cent.

The following table sets forth the composition of the Province’s GDP both at current market prices and in chained 2007 dollars for the five years ended December 31, 2013.

Gross Domestic Product
						Compound
						Annual
Year Ended December 31						Growth Rate
	2009	2010	2011	2012	2013	2009-2013
(Millions)

Gross Domestic Product
Current Market Prices
Final Consumption Expenditures	$ 39,972	$ 42,113	$ 44,281	$ 46,295	$ 48,451	4.9%
Gross Fixed Capital Formation	15,582	18,146	20,531	22,798	22,901	10.1%
Investment in Inventories	(881)	(793)	501	609	3,219	n.a.
Non-Farm	(1,199)	(268)	575	580	573	n.a.
Farm	318	(525)	(74)	29	2,646	n.a.
Exports of Goods and Services	39,896	43,022	51,739	53,078	54,492	8.1%
Less: Imports of Goods and Services	34,932	39,077	42,756	44,219	46,072	7.2%
Total	$ 60,019	$ 63,396	$ 74,457	$ 78,767	$ 83,121	8.5%

Gross Domestic Product
Constant Chained 2007 Dollars
Final Consumption Expenditures	$ 38,050	$ 39,206	$ 39,930	$ 41,220	$ 42,196	2.6%
Gross Fixed Capital Formation	14,288	16,563	18,369	19,845	19,667	8.3%
Investment in Inventories	(450)	(1,036)	237	(124)	3,028	n.a.
Non-farm	(1,042)	(85)	575	401	595	n.a.
Farm	517	(890)	(246)	(370)	1,949	n.a.
Exports of Goods and Services	33,062	36,796	38,719	39,588	40,144	5.0%
Less: Imports of Goods and Services	34,934	38,440	41,957	43,430	44,914	6.5%
Total	$ 51,035	$ 53,290	$ 56,426	$ 58,226	$ 61,094	4.6%
n.a. = not applicable
Note: Components may not add due to use of chained fisher price methodology.
Source: Saskatchewan Bureau of Statistics.

Capital Expenditure

Gross fixed capital formation increased at a compound average annual rate of 10.1 per cent over the period from 2009 to 2013.

The following table sets forth information on Saskatchewan’s gross fixed capital formation for the five years ended December 31, 2013.

Gross Fixed Capital Formation
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2009	2010	2011	2012	2013	2009-2013
	(Millions)

Agriculture 1	$ 1,399	$ 1,464	$ 1,240	n.a.	n.a.	n.a.
Mining and Oil and Gas Extraction 2	4,865	6,691	8,387	9,316	8,929	16.4
Construction	197	254	256	261	279	9.1
Manufacturing 4	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Transportation & Warehousing 4	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Information and Cultural Services	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Utilities	759	886	1,070	1,153	1,151	11.0
Retail and Wholesale Trade	461	461	525	575	592	6.5
Finance and Insurance 3	3,028	3,246	3,894	4,606	4,747	11.9
Commercial Services 4	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Institutions 4	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Public Administration	1,870	2,106	2,258	2,370	2,644	9.0
Total	$ 15,582	$ 18,146	$ 20,531	$ 22,798	$ 22,901	10.1%
1 Includes forestry, fishing, trapping and hunting.
2 Includes oil and natural gas extraction, potash, uranium and other minerals.
3 Includes real estate and other services not shown above.
4 Data are not available due to confidential nature of the information.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics.

Exports and Imports

Crude oil, manufactured goods, grains and potash are Saskatchewan’s principal exports, accounting for 26.2 per cent, 9.5 per cent, 15.0 per cent and 10.1 per cent, respectively, of total exports in 2013. For the five years ended December 31, 2013, total exports increased by an average of 8.5 per cent per year while imports increased by an average of 7.2 per cent per year.

The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2013.

Trade with the Rest of Canada and Abroad
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2009	2010	2011	2012	2013	2009-2013
	(Millions)

Exports
Grain	$ 6,412	$ 5,034	$ 8,298	$ 8,288	$ 8,315	6.7%
Oil	8,978	10,262	12,585	12,976	14,496	12.7
Potash	3,068	5,581	6,853	5,970	5,609	16.3
Manufactured Goods	5,891	5,745	5,019	4,872	5,224	(3.0)
Other	15,548	16,400	18,919	20,984	21,622	8.6
Total Exports	$ 39,896	$ 43,022	$ 51,674	$ 53,090	$ 55,266	8.5%

Imports
Oil	$ 2,347	$ 3,170	$ 3,270	$ 3,043	$ 3,768	12.6%
Manufactured Goods	6,380	6,949	7,367	7,245	7,378	3.7
Other	26,206	28,957	32,120	33,932	34,926	7.4
Total Imports	$ 34,932	$ 39,077	$ 42,756	$ 44,219	$ 46,072	7.2%
Source: Saskatchewan Bureau of Statistics.

Labour Force and Employment

Saskatchewan’s unemployment rate remained well below the national unemployment rate in 2013.  The national unemployment rate stood at 7.1 per cent in 2013, while Saskatchewan’s unemployment rate was 4.0 per cent in the same year.

In the first eleven months of 2014, Saskatchewan’s seasonally adjusted unemployment rate has averaged 3.8 per cent, compared to the national average unemployment rate of 7.0 per cent over the same period.  Thus far, total employment in the Province has increased by about 10,500 compared with the same period last year.

The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2013.

Labour Force Statistics
						Compound
						Annual
	Year Ended December 31					Growth Rate
	2009	2010	2011	2012	2013	2009-2013
	(Thousands, Except Percentages)

Labour Force
Saskatchewan	546	553	553	564	578	1.5%
Canada	18,329	18,525	18,699	18,876	19,079	1.0%

Employed
Saskatchewan	519	524	526	537	555	1.7%
Canada	16,813	17,041	17,306	17,508	17,731	1.3%

Unemployed
Saskatchewan	26	29	28	27	23	(3.1)%
Canada	1,516	1,484	1,393	1,368	1,348	(2.9)%

Unemployment Rate
Saskatchewan	4.8%	5.2%	5.0%	4.7%	4.0%	n.a.
Canada	8.3%	8.0%	7.5%	7.2%	7.1%	n.a.

Participation Rate
Saskatchewan	70.0%	69.9%	69.2%	69.5%	70.0%	n.a.
Canada	67.1%	67.0%	66.8%	66.7%	66.5%	n.a.
n.a. = not applicable
Source: Statistics Canada.

Approximately 36,000 net new jobs were created in the Province in the period from 2009 to 2013.  Transportation, communication, utilities and storage, construction, and business and community services were the leaders in terms of job creation during the period in review.

The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry
						Compound
						Annual
Year Ended December 31						Growth Rate
	2009	2010	2011	2012	2013	2009-2013
(Thousands)

Goods-Producing Industries
Agriculture	43	42	40	39	43	0.0%
Mining	24	26	25	26	24	0.3
Construction	38	40	40	44	48	5.7
Manufacturing	29	31	27	27	28	(0.6)
Subtotal	135	138	132	136	144	1.7

Service Industries
Transportation, Communication,
Utilities and Storage	30	31	32	32	33	2.6
Wholesale and Retail Trade	80	80	82	81	83	1.0
Finance, Insurance and Real Estate	29	31	31	30	29	0.1
Business and Community Services	215	216	219	227	236	2.3
Public Administration	31	29	30	31	30	(0.6)
Subtotal	385	386	394	401	412	1.7
Total	519	524	526	537	555	1.7%
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics

Household Income

Saskatchewan primary household income increased at a compound average annual rate of 7.0 per cent over the period from 2009 to 2013. The following table sets forth household income for Saskatchewan for the five years ended December 31, 2013.

Household Income
						Compound
						Annual
Year Ended December 31						Growth Rate
	2009	2010	2011	2012	2013	2009-2013
(Millions)

Household Income
Compensation of Employees	$ 23,507	$ 24,530	$ 26,730	$ 28,501	$ 30,124	6.4%
Net Mixed Income	5,308	5,250	6,123	6,265	7,568	9.3
Net Property Income 1	2,908	3,083	3,290	3,622	3,924	7.8
Primary Household Income	$ 31,723	$ 32,863	$ 36,143	$ 38,388	$ 41,616	7.0%
Plus: Current Transfers Received	5,203	5,369	5,372	5,623	5,752	2.5
Less: Current Transfers Paid	8,644	8,855	9,613	10,344	10,806	5.7
Household Disposable Income	$ 28,282	$ 29,377	$ 31,902	$ 33,667	$ 36,562	6.6%
1 Includes rent.
n.a. = not applicable
Source: Saskatchewan Bureau of Statistics.

Economic Structure

The following table sets forth Saskatchewan’s real GDP at basic prices by industry for the five years ended December 31, 2013.

Gross Domestic Product at Basic Prices by Industry in Millions of Chained 2008 Dollars

							Compound
	Year Ended December 31					Per Cent	Annual
						of 2013	Growth Rate
	2009	2010	2011	2012	2013	Total	2009-2013
	(Millions)
Goods-Producing Industries
Agriculture, forestry, fishing
and hunting	$ 3,607	$ 2,920	$ 3,383	$ 3,480	$ 4,676	7.9%	6.7%
Mining 1	9,741	11,406	12,064	12,141	12,289	20.7%	6.0%
Utilities	1,119	1,204	1,217	1,181	1,230	2.1%	2.4%
Manufacturing	3,297	3,232	3,389	3,555	3,858	6.5%	4.0%
Construction	3,962	4,287	4,560	5,029	4,858	8.2%	5.2%
Subtotal	$ 21,725	$ 23,049	$ 24,613	$ 25,384	$ 26,912	45.4%	5.5%

Services Industries
Transportation and Warehousing	$ 2,495	$ 2,465	$ 2,609	$ 2,652	$ 2,733	4.6%	2.3%
Finance, Insurance and
Real Estate	6,671	6,849	7,169	7,431	7,711	13.0%	3.7%
Wholesale and Retail Trade	4,992	5,316	5,893	6,100	6,557	11.1%	7.1%
Business Services	4,925	5,148	5,439	5,594	6,033	10.2%	5.2%
Institutions	5,739	5,820	5,877	5,995	6,025	10.2%	1.2%
Public Administration	3,111	3,204	3,255	3,298	3,304	5.6%	1.5%

Subtotal	$ 27,932	$ 28,801	$ 30,241	$ 31,071	$ 32,362	54.6%	3.7%

Agriculture

Based on the 2011 Census of Agriculture, Saskatchewan has 36,952 farms.  With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value.  Between 2004 and 2013, wheat accounted for 30.0 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2013, wheat’s share accounted for 32.4 per cent of the total Saskatchewan crop harvest.  Other major grains and oilseeds such as durum, barley and canola accounted for 46.0 per cent of total crop production in 2013.  Specialty crops such as mustard, lentils, peas and others accounted for 21.7 per cent of the total harvest in 2013.

Crop Production

											2004-2013
	Calendar Year Ended December 31										10 year
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Average
	(Millions of Tonnes)

Wheat	7.8	8.1	8.4	6.1	7.9	8.6	7.0	8.0	8.8	12.7	8.3
Durum	3.8	4.9	2.7	3.0	4.4	4.4	2.6	3.6	3.9	5.6	3.9
Barley	4.7	5.0	3.4	3.9	4.6	4.1	1.9	2.4	2.4	3.4	3.6
Canola	2.9	4.5	3.7	4.2	5.6	6.3	5.7	7.3	6.5	8.9	5.6
Specialty Crops1	3.7	3.8	2.8	3.3	4.1	4.5	4.2	3.4	3.8	4.9	3.8
Other2	1.9	2.6	2.9	3.2	3.2	2.6	1.5	2.1	2.2	3.6	2.6
Total	24.8	28.9	23.8	23.6	29.9	30.4	22.9	26.8	27.6	39.1	27.8

1   Includes mustard, sunflowers, lentils, field peas and canary seed.
2   Includes oats, fall rye, spring rye, flax and other mixed grain.
Source:	Statistics Canada.
Note:	Components may not add due to rounding.

Livestock production is also important in Saskatchewan.  Approximately one-quarter of the total Canadian beef cattle herd is located in the Province.  Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

Farm cash receipts from crop production totalled $9.6 billion in 2013, with wheat, durum and canola accounting for $7.2 billion, or 74.9 per cent, of the year’s total cash receipts from crop sales.  Farm cash receipts from the sale of livestock and livestock products amounted to $1.9 billion in 2013, with cattle and calves accounting for $1.2 billion, or 62.4 per cent, of the year’s total cash receipts from livestock sales.

Total farm cash receipts reached $12.2 billion in 2013, up 3.2 per cent from 2012.

The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2013.

Farm Cash Receipts
						Compound
						Annual
Year Ended December 31						Growth Rate
	2009	2010	2011	2012	2013	2009-2013
(Millions)

Crop Cash Receipts
Wheat and Durum	$ 2,323	$ 1,705	$ 2,372	$ 2,970	$ 3,256	8.8%
Canola	2,348	2,719	3,872	4,056	4,056	14.6
Barley	425	287	293	360	352	(4.6)
Other Crops	2,203	1,964	1,651	1,778	1,957	(2.9)
Total Crop Receipts	$ 7,298	$ 6,675	$ 8,189	$ 9,164	$ 9,620	7.1

Livestock Cash Receipts
Cattle & Calves	$ 945	$ 950	$ 985	$ 1,014	$ 1,177	5.6
Hogs	174	218	261	265	288	13.4
Other2	365	363	391	409	437	4.6
Total Livestock	$ 1,484	$ 1,530	$ 1,637	$ 1,688	$ 1,902	6.4

Supplementary, Deficiency, Stabilization	$ 462	$ 912	$ 1,218	$ 949	$ 655	9.1

Total Farm Cash Receipts	$ 9,244	$ 9,117	$ 11,043	$ 11,801	$ 12,178	7.1

1 Includes net Deferments
2 Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.
Note: Components may not add due to rounding.
Source: Statistics Canada.

Total farm revenue is made up of three components:  crop receipts, livestock receipts and government program payments.  Crop receipts amounted to $9.6 billion in 2013, up 5.0 per cent from 2012 due to higher production and prices.  Farm cash receipts from livestock sales amounted to $1.9 billion in the same year, up 12.7 per cent from 2012.  Government payments in 2013 amounted to $655 million, down 31.0 per cent from the amount provided by both the federal and provincial governments to farmers in 2013.

Saskatchewan’s 2013 realized net farm income amounted to $2.46 billion, compared with $2.38 billion in 2012.  Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

In 2013, the total value of mineral sales amounted to $20.8 billion, an increase of 5.0 per cent from the prior year.  Crude oil, natural gas and potash accounted for 94.9 per cent of the total value of mineral sales in 2012.

In the first nine months of 2014, the value of oil production increased by 16.3 per cent while the value of natural gas production rose by 50.7 per cent.  The value of potash sales decreased by 7.1 per cent in the first nine months of 2014.

The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2013.

Mineral Sales
						Compound
						Annual
Year Ended December 31						Growth Rate
	2009	2010	2011	2012	2013	2009-2013
	(Millions of Dollars Unless Otherwise Indicated)

Value of Mineral Sales
Oil	$ 8,987	$ 10,324	$ 12,369	$ 12,412	$ 13,669	11.1%
Natural Gas	745	639	491	385	480	(10.4)%
Potash	3,067	5,582	6,853	5,972	5,609	16.3%
Other 1	2,921	1,440	1,577	1,065	1,063	(22.3)%
Total	$ 15,720	$ 17,985	$ 21,290	$ 19,835	$ 20,821	7.3%

Volume of Mineral Sales
Oil (millions of barrels)	155	154	158	173	178	3.5%
Natural Gas (millions of cubic metres)	5,459	4,629	3,942	4,776	5,516	0.3%
Potash (thousands of tonnes)	3,715	9,733	10,009	8,280	9,626	26.9%

1 Other includes Uranium, Gold, Sodium Sulphate, Salt, Coal, and Base Metals and Bentonite.
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics and Saskatchewan Ministry of Energy and Resources.

    Oil.  Saskatchewan is the second largest crude oil producing province in Canada.  Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the Province are estimated to be 1.3 billion barrels of crude oil.

In 2013, the value of Saskatchewan oil production increased by 10.1 percent and the volume of oil production increased by 2.9 percent.

Saskatchewan crude oil production is of light, medium and heavy gravity.  The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent).

Currently Saskatchewan has two facilities capable of upgrading heavy oil; The Husky Energy Lloydminster Upgrader in Lloydminster and the Co-op Refinery Complex in Regina. Husky’s upgrader currently has a throughput capacity of 82,000 barrels of heavy crude oil per day while the Co-op Refinery Complex has the ability to process 55,000 barrels of heavy crude oil per day. In addition to heavy oil, the Co-op refinery complex has the capability to process 90,000 barrels per day of light or medium oil. The Moose Jaw Refinery, an affiliate of Gibson Energy Ltd., currently processes about 19,000 barrels per day for use as roofing flux and high quality road asphalt.

In addition to local companies, a large number of multinational oil and natural gas companies are actively involved in exploration and development in the Province.  The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements.  For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan.  The oil industry in the Province invested approximately $22.7 billion in the period from 2009 to 2013 exploring for and developing oil reserves.  From 2009 to the end of 2013, 14,447 oil wells were drilled in Saskatchewan.  In 2013, 3,371 oil wells were drilled in the Province.

Natural Gas.  The volume of Saskatchewan natural gas produced decreased by 1.7 per cent in 2013, while the value of natural gas production available for use or sale increased by 24.4 per cent.  The natural gas industry in the Province invested approximately $0.1 billion in the period from 2009 to 2013 exploring for and developing natural gas reserves. During this period, 396 natural gas wells were drilled.  In 2013, 5 natural gas wells were drilled in the Province.

Potash.  Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years.  Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

In recent years, the Saskatchewan potash industry has accounted for about 30 per cent of the world’s production and approximately 40 per cent of world trade.  Saskatchewan’s largest potash market is the United States followed by Brazil, Indonesia and China.  The Saskatchewan government implemented changes in 2005 to the potash tax system to promote sales and investment by the potash industry.  As a result of the tax changes and strong demand growth, the potash industry is expected to be one of the main engines of economic growth for the Saskatchewan economy in the future.  The Saskatchewan potash industry could spend close to $14 billion by the end of the current decade, expanding the existing mines in the Province.  There is also the potential for the development of new potash mines.  K+S Potash, the German potash producer, has decided to build a solution mine in Saskatchewan at a cost of $4 billion.  Other new mines could also be constructed.  These expansions of productive capacity are expected to create significant economic spin offs and thousands of permanent and construction jobs in the Province.

Uranium.  In 2013, Saskatchewan was the world’s second largest producer of uranium behind Kazakhstan.  The Athabasca Basin, in northern Saskatchewan, contains the largest, high-grade uranium deposits in the world and has good potential for significant new discoveries.  Uranium was produced at two facilities (McArthur River-Key Lake and Rabbit Lake) located in northern Saskatchewan.

In addition to the existing producing facilities of Rabbit Lake and McArthur River, future uranium production is forecast from several other deposits, including Cigar Lake, McClean Lake and Midwest.

McClean Lake, commenced production in 1999.  In 2009, with mining operations having ceased, McClean Lake continued production of stockpiled ore from the Sue E and Sue B deposits and in July 2010 the mill was placed in care and maintenance mode.  Current production plans are to restart the mill once Cigar Lake comes on-stream in late 2014 and other future ore supply sources are being evaluated, including the Caribou and McClean Lake underground deposits.

The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill.  Under regulatory approval, in 2009 the mine was allowed to increase production marginally to cover 2008 reductions during scheduled mill maintenance.  An application to expand production capacity at Key Lake and McArthur River has been approved and construction is underway.

The Rabbit Lake mine returned to production in 2002 following a two-year shutdown. With the identification of additional reserves, production will continue until 2021 while other future ore supply sources continue under evaluation.

Of the future mine production projects, Cigar Lake and Midwest received initial environmental assessment approval in 1998 but did not proceed due to market conditions.  Cigar Lake was granted a full construction license to proceed in 2004.  In 2006 and 2008, Cigar Lake experienced water inflows which flooded the mine. Cigar Lake first commissioned ore in March 2014 and production from the McClean mill is forecast for the fourth quarter of 2014. In 2008 the Midwest project was deferred due to economic conditions.  Midwest was granted environmental approval in 2012 but a production decision has not been made, it is currently forecast to begin production in 2022.  In 2014 Cameco suspended the environmental assessment process for the Millennium project citing economic conditions.  Other projects under evaluation include Shea Creek, and Roughrider.

Service Industries

The service industries form the largest component of the Province’s economy.  Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs.  Services accounted for approximately 74.4 per cent of total employment in the Province in 2013.

This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

Of these, the biggest sector in terms of output share and employment is business, personal and community services.  Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province.  This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 13.0 per cent of the entire Saskatchewan economy in 2013.  This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

Other Indicators
						Compound
						Annual
Year Ended December 31						Growth Rate
	2009	2010	2011	2012	2013	2009-2013
(Millions)

Retail Sales	$ 14,605	$ 15,103	$ 16,199	$ 17,405	$ 18,301	5.8%
Wholesale Trade	$ 16,043	$ 17,532	$ 21,422	$ 21,948	$ 23,972	10.6%
Value of Building Permits	$ 1,890	$ 2,077	$ 2,614	$ 3,114	$ 3,174	13.8%
Manufacturing Sales	$ 11,269	$ 10,830	$ 12,720	$ 14,306	$ 15,697	8.6%
New Housing Starts (Number of Units)	3,866	5,907	7,031	9,968	8,290	21.0%
New Motor Vehicle Sales (Number of Units)	44,893	47,599	51,078	56,517	59,137	7.1%

Source: Statistics Canada

FINANCES OF THE GOVERNMENT

Introduction

The Saskatchewan Government (Government) has general authority for the administration of provincial activities and functions within the Province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of organizations and provincial Crown corporations.

Finances

Fiscal year 2015 (April 1, 2014 to March 31, 2015) marked a change in the Government’s financial budgeting and reporting focus. In prior fiscal years, the focus was on the General Revenue Fund (GRF), the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise and from which funds are appropriated by the Saskatchewan Legislative Assembly.

Beginning in fiscal year 2015, the Government’s budgeting and reporting is focused on the Summary Financial Statements (SFS). The SFS combines the GRF with all other organizations and provincial Crown corporations over which the Government has control. A listing of the organizations within the government reporting entity is published on pages 53-55 of the fiscal year 2015 Provincial Budget.

The Government’s budgetary and reporting fiscal year begins on April 1 and ends on March 31. Adjustments are made for certain organizations within the reporting entity that have financial year-ends that differ from the Government’s fiscal year. Revenue and expenses are recorded on an accrual basis.

Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the
Government’s planned activities during the fiscal year.

The accounts and financial statements of the Province are examined by the Provincial Auditor who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

Fiscal Year 2014 Results

On June 26, 2014, the Minister of Finance released the Summary Financial Statements (SFS) for the fiscal year ended March 31, 2014.

The SFS results for fiscal year 2014 showed a surplus of $588.9 million, an increase of $551.4 million from the previous fiscal year.

Total SFS revenue of $14,418.0 million for the fiscal year ended March 31, 2014 increased by $95.4 million, or 0.7 per cent, from the previous fiscal year.  The increase is primarily due to higher taxation revenue and other own-source revenue.  These increases were partially offset by decreases in federal transfers and net income from Government Business Enterprises.

Total SFS expense of $13,829.1 million decreased by $456.0 million, or 3.2 per cent, over the previous year primarily due to year-over year decreases in Agriculture, Protection of Persons and Property, Debt Charges, Community Development and Other expenses.  These decreases were partially offset by increases in Education, Health, Social Services and Assistance, Economic Development, Environment and Natural Resources and Transportation.

At March 31, 2014, gross debt of the Summary Financial Statements was $12,479.2 million compared to $11,281.9 million at March 31, 2013.  Approximately 49 per cent of the gross debt at March 31, 2014 was incurred for general purposes while 51 per cent was incurred for Government Business Enterprises.  Approximately 98 per cent of the gross debt was denominated in Canadian dollars while about 2 per cent was denominated in United States dollars at March 31, 2014.

During fiscal year 2014, debentures with a par value of $1,759.8 million were sold, and other loans of $289.9 million were issued.  Debentures with a face value of $790.5 million and short-term debt of $82.1 million were redeemed.  Sinking funds totaled $1,733.6 million at March 31, 2014. Contributions to sinking funds amounted to $98.3 million in fiscal year 2014.

Guaranteed debt was $15.6 million at March 31, 2014, compared to $18.7 million at March 31, 2013.

Fiscal Year 2015 Budget

On March 19, 2014, the Minister of Finance tabled the Budget Address and Summary Budget for the fiscal year ending March 31, 2015.

The Budget for fiscal year 2015 projected total revenue of $14,073.1 million, total expense of $14,001.7 million, and a budgetary surplus of $71.4 million.

Total revenue in the 2014-15 Budget is estimated to be down by $106.2 million, or 0.7 per cent, from the 2013-14 Budget. The decrease is primarily due to the sale of Information Services Corporation in fiscal year 2014 and reduced net income expected from Government Business Enterprises.

Total expense in 2014-15 Budget is estimated to be down by $27.8 million, or 0.2 per cent, from the 2013-14 Budget. This decrease is primarily due to decreases in Agriculture and Other expense.

2014-15 General Revenue Fund borrowing requirements are estimated at $1,512.4 million, of which $962.4 million is for Crown Corporations.  In addition, debt of other government entities is budgeted to increase by $129.5 million.  Debt retirement is estimated at $951.0 million, resulting in an increase in summary debt of $690.9 million.

The 2014-15 Budget estimates public debt (gross debt less equity in sinking funds) at March 31, 2015 to be $11,815.2 million compared to $10,908.8 million forecast at March 31, 2014, an increase of $906.4 million, or 8.3 per cent.
Government general debt is estimated to be $3,804.8 million at March 31, 2015, which is unchanged from the forecast at March 31, 2014.  Other general debt is estimated to be $1,054.8 million at March 31, 2015 compared with $933.0 million forecast at March 31, 2014, an increase of $121.8 million or 13.1 per cent.  Government Business Enterprise specific debt is estimated to be $6,955.6 million at March 31, 2015 compared to $6,171.0 million forecast at March 31, 2014, an increase of $784.6 million or 12.7 per cent.

During the period April 1, 2014 to September 30, 2014, the Government issued $918.1 million of debentures and bonds. Of this amount, $550.0 million was Government general debt and $318.1 million was for Government Business Enterprises.

The 2014-15 Budget reports summary financial details that provide revenue, expense and a bottom line forecast for all entities over which the Government has control, such as Crown corporations and other entities.  The Budget uses a full accrual accounting model for reporting capital costs.  Under this full accrual accounting model, capital is included as part of the Government’s assets.  The annual cost of using the asset (i.e. amortization) is recognized as an expense in the annual spending.

Fiscal Year 2015 First Quarter Report

On August 14, 2014, the Minister of Finance released the First Quarter Financial Report for the fiscal year ending March 31, 2015. The report forecasts total revenue of $14,242.0 million, total expense of $14,167.1 million and a budgetary surplus of $74.9 million.

Total revenue is forecast to be up $168.9 million from budget due to a higher forecast for oil, net income from Government Business Enterprises and Crown land sales, partially offset by lower forecasts for potash and other non-renewable resources revenue.

Total expense is forecast to be up $165.4 million from budget, primarily due to a $150.0 million allowance for flood-related costs.

Fiscal Year 2015 Mid-Year Report

On November 27, 2014, the Minister of Finance released the Mid-Year Report for the fiscal year ending March 31, 2015. The report forecasts total revenue of $14,199.5 million, total expense of $14,128.6 million and a budgetary surplus of $70.9 million.

Total revenue is forecast to be up $126.4 million from budget, primarily due to increased forecasts for Government Business Enterprise net income, non-renewable resources and transfers from the federal government. These increases are partially offset by a reduced forecast for taxation revenue, primarily due to negative prior-year adjustments to Personal Income Tax and Corporate Income Tax revenue relating to the 2013 tax year.

Total expense is forecast to be up $126.9 million from budget, mainly due to flood-related costs from this summer’s heavy rainfalls.

Summary Revenue

The Government receives revenue from taxes, non-renewable resources, other provincial sources, other governments and net income from Government Business Enterprises.  The following table provides a breakdown of revenue by major source for the five fiscal years ended March 31, 2014, and the Budget Estimate for fiscal year 2015.

Summary Revenue1

	Fiscal Year Ended March 31
							Percentage
						Budget	of Total
					Actual	Estimate	Revenue
	2010	2011	2012	2013	2014	20152	2015
	(Thousands)

Taxation
Individual income	$1,890,848	$1,795,788	$1,897,409	$2,406,254	$2,470,056
Provincial Sales	1,084,001	1,186,992	1,322,161	1,284,893	1,326,403
Corporation income	881,424	1,155,273	793,790	838,275	1,017,188
Property	595,150	605,495	590,786	586,274	605,027
Fuel	441,533	463,147	475,452	495,955	509,814
Tobacco	196,868	237,507	242,853	253,353	276,234
Other	237,599	292,935	303,642	327,796	345,952
Total Taxation	$5,327,423	$5,737,137	$5,626,093	$6,192,800	$6,550,674	$6,820,300	48.5%

Non-renewable Resources
Oil	$1,294,670	$1,274,053	$1,528,808	$1,283,877	$1,513,835
Resource surcharge	475,632	360,848	452,807	627,675	436,868
Potash	(183,887)	262,540	438,372	364,490	346,030
Crown land sales	151,455	466,993	235,507	89,060	106,730
Natural gas	40,078	29,741	17,389	11,354	16,455
Other	132,676	133,624	149,074	139,413	101,046
Total Non-renewable Resources	$1,910,624	$2,527,799	$2,821,957	$2,515,869	$2,520,964	$2,694,400	19.1%

Other Own-Source Revenue
Fees
Health care	153,240	230,135	249,334	252,383	235,864
Motor vehicle licensing	158,303	161,093	173,151	183,121	188,428
Education	125,271	137,035	137,283	137,249	137,967
Subsidized housing rental	94,777	96,817	100,325	103,894	108,184
Real property sales and leases	0	106,707	115,000	97,299	87,402
Registry	58,548	66,385	75,124	79,988	44,051
Other	303,592	241,335	293,279	294,452	317,600
Insurance	213,921	177,617	231,948	275,433	320,280
Commodity Sales	82,931	19,331
Investment income	303,793	261,639	276,201	219,066	191,320
Gain on sale of Information Services
Corporation shares	0	0	0	0	141,243
Transfers from other governments	0	0	25,081	93,056	116,992
Other	507,304	459,803	477,837	443,430	382,614
Total Other Own-source Revenue	$2,001,680	$1,957,897	$2,154,563	$2,179,371	$2,271,945	$1,863,800	13.2%

Transfers from the Federal Government
Canada Health Transfer	819,262	795,422	846,771	933,400	960,348
Canada Social Transfer	334,976	342,626	352,420	366,968	388,877
Crop insurance contributions	158,855	147,866	197,945	235,731	268,608
Housing subsidy	77,642	83,322	91,485	177,233	58,419
Agricultural stability contributions	138,779	273,461	203,531	230,592	54,077
Other	473,533	462,156	522,410	370,747	291,870
Total Transfers from the Federal Government	$2,003,047	$2,104,853	$2,214,562	$2,314,671	$2,022,199	$2,026,400	14.4%
Net income from government business
enterprises	$833,599	$969,913	$789,278	$1,119,836	$1,052,179	$668,200	4.8%
Total Revenue	$12,076,373	$13,297,599	$13,606,453	$14,322,547	$14,417,961	$14,073,100	100.0%

1 See "Summary Statement of Operations" commencing on page 30.
2 Budget estimates do not provide the same level of detail as available for actuals.

Total revenue for 2014-15 is estimated at $14,073.1 million, a decrease of $106.2 million, or 0.7 per cent, from the 2013-14 Budget Estimate.  The decrease is due to lower other own-source revenue and net income from Government Business Enterprises.  These decreases are partially offset by higher revenue from taxation, federal transfers and non-renewable resources.

Taxation. Revenue from taxation includes personal and corporate income taxes, sales tax, tobacco tax, fuel tax and other taxes, including liquor consumption, corporate capital and insurance premiums taxes as well as property taxes collected by Boards of Education.  Tax revenue is estimated to total $6,820.3 million, or 48.5 per cent, of the total Summary revenue for fiscal 2015, an increase of $206.5 million, or 3.1 per cent, from the fiscal 2014 estimate.  Most of the increase is due to an expected increase in personal income taxes.

Non-Renewable Resources. Non-renewable resource revenue is collected by the Government in respect of the production and sale of crude oil, natural gas, potash, uranium, other minerals, as well as the sale of Crown petroleum and natural gas rights (Crown land sales). Non-renewable resource revenue is estimated to total $2,694.4 million, or 19.1 per cent, of Summary revenue for fiscal 2015, an increase of $23.8 million, or 0.9 per cent, from the fiscal 2014 estimate.

Other Own-Source. Other Own-Source revenue includes health care fees, crop insurance premiums, education fees, investment income, subsidized housing rental fees, motor vehicle licensing fees and other miscellaneous revenues.  These revenues of the Province are estimated to total $1,863.8 million, or 13.2 per cent, of Summary revenue for fiscal 2015, a decrease of $215.4 million, or 10.4 per cent, from the fiscal 2014 estimate.  Most of the decline is related to the sale of the majority of Information Services Corporation shares in fiscal 2014.

Transfers from the Federal Government. Transfers from Government of Canada consist of payments made to the Province to assist in financing a number of programs.  Transfer payments from the federal government are estimated to total $2,026.4 million in fiscal 2015, an increase of $71.4 million, or 3.7 per cent, from the fiscal 2014 estimate.  Transfers from the Government of Canada are estimated to represent 14.4 per cent of Summary revenue in 2014-15.

Net income from Government Business Enterprises. Government Business Enterprises (GBEs) are self-sufficient government organizations whose principal activity is the sale of goods and services to individuals and organizations outside of the Government Reporting Entity.  GBEs include SaskPower, SaskTel, SaskEnergy, Saskatchewan Government Insurance and the Workers’ Compensation Board (Saskatchewan).  Budget amounts for GBEs are incorporated as a single amount using the modified equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses.  Net income from GBEs is estimated to be $668.2 million, or 4.8 per cent, of Summary revenue for fiscal 2015, a decrease of $192.5 million, or 22.4 per cent, from the fiscal 2014 estimate.  Most of the decrease is due to expected declines in net income from SaskPower and SaskTel.

Summary Expense

The following table provides a breakdown of summary expense on government programs and services for the five fiscal years ended March 31, 2014, and includes the Budget Estimate for fiscal year 2015.

Summary Expense

Fiscal Year Ended March 31
							Percentage
						Budget	of Total
					Actual	Estimate	Expense
	2010	2011	2012	2013	2014	2015	2015
(Thousands)

Agriculture	$627,774	$1,134,690	$1,058,638	$1,107,553	$520,489	$681,200	4.9%
Community Development	576,005	532,166	528,019	553,624	537,799	589,000	4.2
Debt Charges	773,892	709,275	682,385	642,775	580,072	546,300	3.9
Economic Development	279,196	291,552	273,021	323,944	343,555	288,600	2.1
Education	2,910,231	2,997,736	2,959,902	3,364,958	3,568,643	3,675,000	26.2
Environment and Natural Resources	225,195	241,247	255,994	221,093	231,084	232,500	1.7
Health	4,519,904	4,676,530	4,891,671	5,060,841	5,146,447	5,355,900	38.3
Protection of persons and property	480,166	537,419	686,542	724,978	661,630	593,700	4.2
Social services and assistance	1,032,358	1,079,279	1,146,893	1,071,831	1,142,121	1,172,400	8.4
Transportation	499,618	505,754	536,859	533,066	536,902	539,300	3.9
Other	561,279	605,243	691,492	680,436	560,353	327,800	2.3
Total Expense	$12,485,618	$13,310,891	$13,711,416	$14,285,099	$13,829,095	$14,001,700	100.0

    Agriculture. The budgeted total expense for fiscal year 2015 is $681.2 million, a decrease of $149.0 million, or 17.9 percent, from the fiscal year 2014 budget. The decrease largely reflects lower expense through crop insurance programs as a result of lower expectations for commodity prices.

Community Development. The budgeted total expense for fiscal year 2015 is $589.0 million, an increase of $36.2 million, or 6.5 per cent, from the fiscal year 2014 budget. The increase largely reflects funding for municipal infrastructure.

Debt Charges. The budgeted total expense for fiscal year 2015 is $546.3 million, a decrease of $53.2 million, or 8.9 per cent, from the fiscal year 2014 budget. The decrease largely reflects lower interest rates on refinanced debt.

Economic Development. The budgeted total expense for fiscal year 2015 is $288.6 million, a decrease of $33.7 million, or 10.5 per cent, from the fiscal year 2014 budget.  The decrease largely reflects reduced funding for the provincial nuclear research and development strategy and other research activity.

Education. The budgeted total expense for fiscal year 2015 is $3,675.0 million, an increase of $176.9 million, or 5.1 per cent, from the fiscal year 2014 budget.  The increase largely reflects increased spending by boards of education, higher operating grants to school boards and post-secondary institutions and higher education pension and benefit costs.

Environment and Natural Resources. The budgeted total expense for fiscal year 2015 is $232.5 million, an increase of $2.2 million, or 1.0 per cent, from the fiscal year 2014 budget.  The increase largely reflects increased spending on abandoned mine assessments and water security.

Health. The budgeted total expense for fiscal year 2015 is $5,355.9 million, an increase of $113.9 million, or 2.2 per cent, from the fiscal year 2014 budget. The increase largely reflects increased operating funding for regional health authorities, cancer treatment, medical services and medical education programs, partly offset by a decrease in pension expense.

Protection of Persons and Property. The budgeted total expense for fiscal year 2015 is $593.7 million, a decrease of $9.4 million, or 1.6 per cent, from the fiscal year 2014 budget.  The decrease largely reflects a reduction in recognized expense due to the partial sale of Information Services Corporation, partly offset by increased spending on policing programs.

Social Services and Assistance. The budgeted total expense for fiscal year 2015 is $1,172.4 million, an increase of $52.8 million, or 4.7 per cent, from the fiscal year 2014 budget.  The increase largely reflects higher spending on income support for the disabled, partly offset by lower social housing expense.

Transportation. The budgeted total expense for fiscal year 2015 is $539.3 million, an increase of $10.4 million, or 2.0 per cent, from the fiscal year 2014 budget. The increase largely reflects higher maintenance and operating costs for highways and infrastructure.

Other. The budgeted total expense for fiscal year 2015 is $327.8 million, a decrease of $174.9 million, or 34.8 per cent, from the fiscal year 2014 budget.  The decrease largely reflects a decline in pension and benefit costs.

Financing and Debt Management

Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, loans from financial institutions, changes in deposits held and changes in cash and temporary investments.  Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, general government purposes, Crown corporations and other entities over which the Government has control. Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf.  In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for purposes such as agriculture programs.

At March 31, 2014, gross debt of the Summary Financial Statements amounted to $12,479.2 million as compared to $11,281.9 million at March 31, 2013.  Approximately 51 per cent of the gross debt at March 31, 2014 was incurred for Government Business Enterprises.  Approximately 49 per cent of the Summary Financial Statement gross debt at March 31, 2014 was incurred for general purposes.

Approximately 98 per cent of the gross debt of the Summary Financial Statements was denominated in Canadian dollars while about 2 per cent was denominated in U.S. dollars at March 31, 2014.  Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk.  (Foreign exchange adjustments resulted in an increase in gross debt of $20.2 million at March 31, 2014, compared to an increase of $4.5 million at March 31, 2013).

Securities issued and sold include Province of Saskatchewan promissory notes, debentures and other loans.  At March 31, 2014, promissory notes, debentures and other loans outstanding were $1,303.9 million, $10,617.4 million and $557.9 million respectively totalling $12,479.2 million.  Promissory notes, debentures and other loans outstanding at March 31, 2013, were $1,386.0 million, $9,627.9 million and $268.0 million, respectively totalling $11,281.9 million.

During fiscal year 2014, the Government issued and sold $1,759.8 million in debentures and $289.9 million of other loans. Of this amount, $779.8 million was issued for general purposes, and $1,269.9 million was issued for government business enterprises.

During the same period, debentures with a value of $790.5 million and promissory notes with a value of $82.1 million were redeemed.  Of this amount, $760.6 million was for general purposes, and $112.0 million pertained to government business enterprises.

The Government’s sinking funds totalled $1,733.6 million at March 31, 2014.  Contributions to the Government’s sinking funds amounted to $98.3 million in fiscal year 2014.

The following table sets forth the debt of the Summary Financial Statements (including guarantees) for the five fiscal years ended March 31, 2014.

	Total Debt1

	At March 31
	2010	2011	2012	2013	2014
	(Thousands)

Promissory Notes
(for the purpose of)
General Debt	$650,000	$446,400	$268,000	$709,500	$431,000
Government Business Enterprise Debt	0	139,893	424,657	676,477	872,886
Total	$650,000	$586,293	$692,657	$1,385,977	$1,303,886

Debentures
(for the purpose of)
General Debt	$6,622,673	$6,308,638	$6,239,209	$5,243,172	$5,134,839
Government Business Enterprise Debt	3,417,352	3,654,952	3,978,953	4,384,748	5,482,601
Total	$10,040,025	$9,963,590	$10,218,162	$9,627,920	$10,617,440

Other Loans
(for the purpose of)
General Debt	$130,059	$141,506	$220,429	$257,445	$487,239
Government Business Enterprise Debt	104,301	88,067	11,906	10,585	70,684
Total	$234,360	$229,573	$232,335	$268,030	$557,923

Gross Debt	$10,924,385	$10,779,456	$11,143,154	$11,281,927	$12,479,249

Less: Equity in Sinking Funds
(for the purpose of)
General Debt	$2,313,440	$2,010,768	$2,142,853	$1,261,372	$1,126,178
Government Business Enterprise Debt	383,935	421,053	498,217	573,346	607,406
Total	$2,697,375	$2,431,821	$2,641,070	$1,834,718	$1,733,584

	$8,227,010	$8,347,635	$8,502,084	$9,447,209	$10,745,665

Guaranteed Debt	$23,400	$29,100	$28,400	$18,700	$15,600

Debt plus Guaranteed Debt	$8,250,410	$8,376,735	$8,530,484	$9,465,909	$10,761,265

1 Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.

    The following table sets forth the allocation of gross debt of the Summary Financial Statements for the five fiscal years ended March 31, 2014.

	Gross Debt by Allocation1

	At March 31
	2010	2011	2012	2013	2014
	(Thousands)

Public Debt
General Revenue fund	$6,427,008	$6,111,642	$5,906,884	$5,025,494	$4,885,910
Less amounts held by government organizations	(43,732)	(45,211)	(23,170)	(41,814)	(14,453)
Saskatchewan Power Corporation	2,851,037	2,886,824	3,096,922	3,748,741	4,534,969
SaskEnergy Incorporated	880,999	925,999	1,005,999	1,060,999	1,128,964
Saskatchewan Telecommunications Holding Corporation	362,635	436,600	600,800	743,600	895,000
Municipal Financing Corporation of Saskatchewan	97,660	105,153	137,746	150,289	263,000
Saskatchewan Immigrant Investor Fund Inc.	0	17,297	71,738	107,558	176,423
Boards of Education	87,332	74,079	74,487	80,551	174,439
Liquor and Gaming Authority	0	0	0	125,064	124,575
Regional Health Authorities	74,717	81,227	81,690	91,014	103,091
Saskatchewan Water Corporation	54,475	54,912	62,661	59,903	60,542
Saskatchewan Opportunities Corporation	34,783	36,684	36,684	36,684	36,684
Saskatchewan Housing Corporation	62,103	60,987	59,803	58,483	57,068
Water Security Agency	0	0	0	12,503	20,154
Global Transportation Hub Authority	0	0	0	0	20,000
Information Services Corporation of Saskatchewan	13,547	13,547	9,935	9,935	0
Saskatchewan Gaming Corporation	20,178	14,585	13,090	11,769	10,362
Other	1,643	5,131	7,885	1,154	2,521
Public Debt	$10,924,385	$10,779,456	$11,143,154	$11,281,927	$12,479,249

1 Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.

The following table sets forth the composition of debentures issued and redeemed by the Government for the five fiscal years ended March 31, 2014.

Composition of Debentures Issued and Redeemed1
(unaudited)

	Fiscal Year Ended March 31

	2010	2011	2012	2013	2014
	(Millions)

Total Debentures Issued	$105.1	$590.3	$404.2	$562.7	$1,759.8
Total Debentures Redeemed	909.4	654.7	157.1	1,157.5	790.5

Increase (Decrease) in Debentures	$(804.3)	$(64.4)	$247.1	$(594.8)	$969.3

1 All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

    The following table sets forth the composition of outstanding debentures of the Government for the five fiscal years ended March 31, 2014.

Composition of Debentures Outstanding1

	Fiscal Year Ended March 31

	2010	2011	2012	2013	2014
	(Millions)
Debentures Outstanding
To the Public	$9,294.9	$9,218.5	$9,473.1	$8,882.8	$9,872.3
To the Canada Pension Plan	745.1	745.1	745.1	745.1	745.1

Total	$10,040.0	$9,963.6	$10,218.2	$9,627.9	$10,617.4

1 All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

    The Canada Pension Plan (CPP) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate.

Provincial securities sold to the CPP prior to July 1, 2005 are payable 20 years after their respective dates of issue.  Effective July 1, 2005, no new loan capital is available to provinces.  However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years.

The securities are not negotiable, transferable or assignable.  The securities are callable in whole or in part, before maturity, at the option of the Province.

The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2014.
Debt Indicators
(unaudited)

At March 31

	2010	2011	2012	2013	2014

Public debt of the Summary Financial Statements -

Per Capita 1	$7,950	$7,940	$7,973	$8,689	$9,713
As a Percentage of Saskatchewan Gross Domestic
Product 2	13.7%	13.2%	11.6%	12.0%	12.9%

Public debt of the Summary Financial Statements -
General Government Purpose Portion

Per Capita	$4,001	$3,933	$3,571	$3,499	$3,379
As a percentage of Summary Financial Statement Revenue	36.8%	33.5%	29.7%	26.6%	26.4%
As a percentage of Saskatchewan Gross Domestic Product	6.9%	6.5%	5.2%	4.8%	4.6%

Government Purpose Portion of Gross Debt of
the Summary Financial Statements	58.8%	56.7%	53.0%	44.6%	39.2%

1 Debt per capita for 2010 through 2014 is calculated by dividing the debt at March 31 by the population of the Province on July 1 of the same calendar year.
2 Debt as a percentage of Saskatchewan's GDP is calculated by dividing the debt at March 31 by the Province's current GDP for the previous calendar year.
3 Debt of the Summary Financial Statements - General Government Purpose Portion does not include debt incurred by the General
Fund on behalf of Crown entities for which the Crown entities are responsible for reimbursing the General Revenue Fund.

    The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the Government’s gross debt at March 31, 2014.

Debt Maturity Schedule

Fiscal Year	Canadian	U.S. Dollar Debt	Total
ending March 31	Dollar Debt	(Canadian Dollars) 1	(Canadian Dollars)
	(Thousands)

2015	2,340,431	0	2,340,431
2016	534,481	0	534,481
2017	573,066	0	573,066
2018	293,014	0	293,014
2019	363,372	0	363,372
1 - 5 years	$4,104,364	$0	$4,104,364

2020-2024	1,814,642	248,693	2,063,335
2025-2029	981,170	0	981,170
2030-2034	1,378,249	0	1,378,249
2035-2039	862,831	0	862,831
2040-2044	1,989,300	0	1,989,300
After 2044	1,100,000	0	1,100,000
	$12,230,556	$248,693	$12,479,249

1  Debentures repayable in U.S. dollars of $225.0 million have been converted to Canadian dollars at the exchange rate in effect at March 31, 2014.
(U.S. dollars - $1.1053)

The following table sets forth the Summary Financial Statement gross debt characteristics at March 31, 2014.

Debt Characteristics
(unaudited)

	As a Percentage of Total	Weighted Average Term To Maturity1 (years)		Weighted Average Interest Rate1
Public Debentures2	79%	15.8		5.61%
Canada Pension Plan Debentures	6%	9.7		4.46%
Promissory Notes	10%	0.1		0.96%
Other Loans	5%	-	.-3	-.-%

Gross Debt	100%			11.03%

1    Weighted by the total principal amount of each loan issue.
2    Includes other debentures.
3    Not calculated

Interest on Summary Financial Statement general debt amounted to $335.8 million in fiscal year 2014.

Guaranteed debt amounted to $15.6 million at March 31, 2014, compared to $18.7 million at March 31, 2013.

The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2014.

Guaranteed Debt

	At March 31
	2010	2011	2012	2013	2014
	(Millions)

Guaranteed Debt	$ 23.4	$ 29.1	$ 28.4	$ 18.7	$ 15.6

    The majority of guaranteed debt consists of guarantees pertaining to agriculture programs.

Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists.  The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance.  Certain Crown corporations are separately authorized to provide guarantees of the debt of others.

The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment.  The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

The Summary Financial Statements do not disclose the debt of all public entities located within the Province.  Responsibility for a variety of provincial functions and powers has been transferred to municipalities, and certain other local authorities.  Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government.  The Government is not directly or contingently liable for debt incurred by these bodies, and, relative to the gross debt of the Summary Financial Statements and the GDP of the Province, debt incurred by these bodies is not significant.

SUMMARY FINANCIAL STATEMENT SUPPLEMENTARY FINANCIAL INFORMATION

    The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the Summary Financial Statements, which have been examined by the Provincial Auditor for the five years ended March 31, 2014.

Government of the Province of Saskatchewan

Summary Statement of Financial Position1

	At March 31

	2010	2011	2012	2013	2014

	(Thousands of dollars)
Financial Assets

Cash and temporary investments	$3,597,304	$3,111,646	$2,228,622	$1,814,961	$1,987,475
Accounts receivable	1,372,164	1,415,310	1,580,138	1,690,375	1,578,372
Inventories held for resale	3,370	2,046	2,933	4,060	3,699
Deferred charges	17,926	14,466	10,254	3,271	5,240
Loans receivable	822,086	606,394	554,379	964,137	731,344
Investment in government business enterprises	3,557,103	3,977,239	3,736,365	4,141,189	4,959,853
Other investments	984,600	1,142,956	989,711	915,953	829,615
Total Financial Assets	10,354,553	10,270,057	9,102,402	9,533,946	10,095,598

Liabilities

Accounts payable and accrued liabilities	2,253,988	2,215,925	2,065,962	2,319,626	2,163,595
Other liabilities	373,829	391,816	312,403	401,893	339,583
Unearned revenue	321,301	378,859	359,034	192,791	191,810
Public Debt	5,089,292	4,885,776	4,584,786	4,948,746	4,926,902
Unamortized foreign exchange gain	3,939	5,231	6,371	5,773	4,513
Pension Liabilities	5,871,770	6,175,795	6,317,047	6,774,483	7,084,550
Total Liabilities	13,914,119	14,053,402	13,645,603	14,643,312	14,710,953

Net Debt	(3,559,566)	(3,783,345)	(4,543,201)	(5,109,366)	(4,615,355)

Non-Financial Assets
Prepaid expenses	41,423	46,783	49,137	47,534	49,163
Inventories held for consumption	142,296	152,263	159,942	164,235	172,758
Tangible capital assets	6,211,612	6,545,414	6,951,474	7,346,186	7,862,717
Total Non-Financial Assets	6,395,331	6,744,460	7,160,553	7,557,955	8,084,638

Accumulated Surplus	$2,835,765	$2,961,115	$2,617,352	$2,448,589	$3,469,283

1   The Summary Financial Statements for 2010, 2011, 2012, 2013 and 2014 are accompanied by a report of the Provincial Auditor whichprovides that the financial statements present fairly, in all material respects, the financial position of the Government of Saskatchewan as at March 31 and the results of operations, changes in net debt and cash flows for the year then ended.

Government of the Province of Saskatchewan

Summary Statement of Operations1, 2

	For the Year Ended March 31

	2010	2011	2012	2013	2014
	(restated)			(restated)
	(Thousands of dollars)
Revenue

Taxation	5,327,423	5,737,137	5,626,093	6,192,800	6,550,674
Non-renewable resources	1,910,624	2,527,799	2,821,957	2,515,869	2,520,964
Other own-source revenue	2,001,680	1,957,897	2,154,563	2,179,371	2,271,945
Transfers from the federal government	2,003,047	2,104,853	2,214,562	2,314,671	2,022,199
Net income from government business enterprises	833,599	969,913	789,278	1,119,836	1,052,179
Total Revenue	12,076,373	13,297,599	13,606,453	14,322,547	14,417,961

Expense

Agriculture	627,774	1,134,690	1,058,638	1,107,553	520,489
Community development	576,005	532,166	528,019	553,624	537,799
Debt charges	773,892	709,275	682,385	642,775	580,072
Economic development	279,196	291,552	273,021	323,944	343,555
Education	2,910,231	2,997,736	2,959,902	3,364,958	3,568,643
Environment and natural resources	225,195	241,247	255,994	221,093	231,084
Health	4,519,904	4,676,530	4,891,671	5,060,841	5,146,447
Protection of persons and property	480,166	537,419	686,542	724,978	661,630
Social services and assistance	1,032,358	1,079,279	1,146,893	1,071,831	1,142,121
Transportation	499,618	505,754	536,859	533,066	536,902
Other	561,279	605,243	691,492	680,436	560,353
Total Expense	12,485,618	13,310,891	13,711,416	14,285,099	13,829,095
Surplus	(409,245)	(13,292)	(104,963)	37,448	588,866

1 During 2010-11, the Government reclassified certain expenses.  Certain 2009-10 amounts have been restated from those originally published to be consistent with the 2010-11 reclassifications.
2 During 2013-14, the Government reclassified certain expenses.  The 2012-13 amounts have been restated from those originally published to be consistent with the 2013-14 reclassifications.

Government of the Province of Saskatchewan

Summary Statement of Change in Net Debt

	For the year ended March 31

	2010	2011	2012	2013	2014

	(Thousands of dollars)

Surplus	$(409,245)	$(13,292)	$(104,963)	$37,448	$588,866

Tangible Capital Assets
Acquisitions	(772,771)	(814,084)	(899,750)	(1,038,061)	(1,064,880)
Amortization	416,234	450,715	471,399	485,206	501,928
Proceeds on disposal	54,632	29,863	21,485	77,025	57,408
Write downs	4,632	5,469	8,525	187	1,934
Net gain on disposal	(20,574)	(5,765)	(7,719)	(58,020)	(12,921)
Net Acquisition of Tangible Capital Assets	(317,847)	(333,802)	(406,060)	(533,663)	(516,531)

Other Non-Financial Assets
Net (acquisition) use of prepaid expenses	(2,504)	(5,360)	(2,354)	1,475	(1,629)
Net acquisition of inventories held for consumption	(29,392)	(9,967)	(7,679)	(4,561)	(8,523)
Net Acquisition of Other Non-Financial Assets	(31,896)	(15,327)	(10,033)	(3,086)	(10,152)

Decrease (increase) in net debt	(758,988)	(362,421)	(521,056)	(499,301)	62,183
Net Debt, beginning of year	(3,523,947)	(3,559,566)	(3,783,345)	(4,543,201)	(5,109,366)
Adjustment to accumulated surplus1-3	-	-	47,027	5,878	(25,611)
Adjustment for Boards of Education4	404,040	-	-	-	-
Adjustment to tangible capital assets5	48,115	-	-	-	-
Other comprehensive income (loss)	271,214	138,642	(285,827)	(72,742)	457,439
Net Debt, End of Year	$(3,559,566)	$(3,783,345)	$(4,543,201)	$(5,109,366)	$(4,615,355)

Government of the Province of Saskatchewan

Summary Statement of Accumulated Surplus

	For the year ended March 31

	2010	2011	2012	2013	2014

	(Thousands of dollars)

Accumulated surplus, beginning of year	$1,396,880	$2,835,765	$2,961,115	$2,617,352	$2,448,589
Adjustment to accumulated surplus1-4	1,576,916	-	47,027	(133,469)	(25,611)
Surplus	(409,245)	(13,292)	(104,963)	37,448	588,866
Other comprehensive income (loss)	271,214	138,642	(285,827)	(72,742)	457,439
Accumulated Surplus, End of Year	$2,835,765	$2,961,115	$2,617,352	$2,448,589	$3,469,283

1	During 2013-14, the accumulated surplus was reduced by $25.6 million. Government business enterprises adopted amendments to International Financial Reporting Standards resulting in a decrease in investment in government business enterprises of $7.2 million and a corresponding decrease in the opening accumulated surplus. Additionally, government business enterprises recorded prior period adjustments resulting in an $18.4 million decrease in investment in government business enterprises and a corresponding decrease in opening accumulated surplus.
2
During 2012-13, the accumulated surplus was reduced by $133.5 million.  Saskatchewan Water Corporation was reclassified from a government service organization to a government business enterprise, resulting in a decrease to opening accumulated surplus of $27.8 million.  In addition, a liability for an accumulated sick leave benefit obligation was reported, resulting in a decrease to opening accumulated surplus of $105.7 million.

3
During 2011-12, government business enterprises adopted International Financial Reporting Standards (IFRS).  This resulted in the Government’s investment in government business enterprises increasing by $47.0 million during 2011-12 with a corresponding increase in the accumulated surplus and decrease in net debt.  The net impact on government business enterprises’ financial statements was an increase in retained earnings of $280.1 million and a decrease in accumulated other comprehensive income (loss) of $233.1 million.

4
During 2009-10, amendments were made to The Education Act, 1995 that changed the relationship between the Government and the Boards of Education of Saskatchewan School Divisions (Boards of Education), such that the Boards of Education meet the criteria for inclusion in the government reporting entity.  As a result, 29 Boards of Education have been included in these financial statements effective April 1, 2009.  This resulted in the accumulated surplus increasing by $1,576.9 million.

5
During 2009-10, the government recognized a reduction in the net book value of tangible capital assets of $48.1 million, representing the loss of control of Big Sky Farms Inc. net of the gain of control of a health care affiliate.

Government of the Province of Saskatchewan
Summary Statement of Cash Flow1

For the Year Ended March 31

	2010	2011	2012	2013	2014
		(restated)
	(Thousands of dollars)
Operating Activities

Surplus	$(409,245)	$(13,292)	$(104,963)	$37,448	$588,866

Non-cash items included in surplus
Net income from government business enterprises	(833,599)	(969,913)	(789,278)	(1,119,836)	(1,052,179)
Gain on sale of Information Services Corporation shares		-	-	-	(141,243)
Other non-cash items included in the surplus	229,382	305,531	296,113	308,434	391,749
Net change in non-cash operating activities	567,782	269,831	(200,072)	368,325	253,298
Adjustment for unrealized inter-organizational gain	-	-	-	-	20,474
Dividends received from government business enterprises	638,730	688,419	784,352	672,632	644,869
Dividends received from other investments	926	2,732	-	-	5,972

Cash Provided by Operating Activities	193,976	283,308	(13,848)	267,003	711,806

Capital Activities
Acquisition of tangible capital assets	(772,771)	(814,084)	(899,750)	(1,038,061)	(1,064,880)
Adjustment to tangible capital assets	48,115	-	-	-	-
Proceeds on disposal of tangible capital assets	54,632	29,863	21,485	77,025	57,408
Cash Used for Capital Activities	(670,024)	(784,221)	(878,265)	(961,036)	(1,007,472)

Investing Activities

Net decrease (increase) in loans receivable	(300,580)	217,142	58,167	(386,545)	233,770
Net proceeds on sale of Information Services
Corporation shares	-	-	-	-	156,199
Net disposal of equity in Information Services Corporation	-	-	-	-	(21,676)
Repayment of equity advances by government
business enterprises	10,000	-	7,000	8,805	-
Acquisition of other investments	(1,240,734)	(970,998)	(1,082,898)	(723,387)	(673,358)
Disposition of other investments	1,202,100	802,339	1,238,199	799,927	816,053
Sinking fund contributions for general debt	(64,558)	(60,045)	(52,546)	(51,114)	(51,601)
Sinking fund redemptions for general debt	892,655	502,972	96,992	1,039,846	250,104

Cash Provided by Investing Activities	498,883	491,410	264,914	687,532	709,491

Financing Activities
Proceeds from public debt	530,764	221,537	180,100	656,281	497,712
Repayment of public debt	(990,912)	(715,679)	(356,512)	(1,134,640)	(676,713)
Net (decrease) increase in other liabilities	9,278	17,987	(79,413)	91,672	(62,310)

Cash Used for Financing Activities	(450,870)	(476,155)	(255,825)	(386,687)	(241,311)

Increase (decrease) in Cash and
Temporary investments	(428,035)	(485,658)	(883,024)	(393,188)	172,514
Cash and Temporary investments beginning of year	3,831,588	3,597,304	3,111,646	2,228,622	1,814,961
Adjustment to accumulated surplus	193,751	-	-	(20,473)	-

Cash and Temporary Investments, End of Year	$3,597,304	$3,111,646	$2,228,622	$1,814,961	$1,987,475

1
During 2011-12, the Government reclassified the amortization of bond premiums and discounts from an investing activity to an operating activity to more accurately reflect the nature of the transaction.  The 2010-11 amounts have been restated from those originally published to be consistent with the 2011-12 reclassifications.

Government of the Province of Saskatchewan
Notes to the Financial Statements
As at March 31, 2014

Please refer to Page 42 in the Public Accounts which are attached as Exhibit E

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2014 (unaudited)

A. Term Debt Issued to the Public

		Interest		$ Amount
Date of Issue	Date of Maturity	Rate %	Currency	Outstanding

March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable: annual sinking fund)

June 22/04	June 3/14	5.25	Canadian	300,000,000
(Non Callable: annual sinking fund)

July 15/09	July 15/14	1.00	Canadian	1,270,800
(Redeemable annually at the option of the holder or at any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2010)

June 3/05	December 3/15	4.25	Canadian	200,000,000
(Non Callable: annual sinking fund)

November 15/05	January 15/16	4.305	Canadian	274,654,700
(The original 2.125% 300,000,000 Swiss Franc debentures have been swapped into Canadian dollars at an interest rate of 4.305%; Non Callable: annual sinking fund)

August 23/06	August 23/16	4.50	Canadian	300,000,000
(Non Callable: annual sinking fund)

September 17/96	September 17/16	8.09	Canadian	5,081,000
(Non Callable; Serial Note payable in annual instalments)

December 12/13	December 12/16	Floating	Canadian	100,000,000
This note pays interest at the three month bankers' acceptance rate less 0.115%;
(Non-callable)

September 5/07	September 5/17	4.65	Canadian	200,000,000
(Non Callable: annual sinking fund)

March 13/14	March 1/19	1.95	Canadian	250,000,000
(Non-callable)

June 17/04	June 17/19	5.50	Canadian	33,000,000
(After June 17, 2014, this note pays interest at the three month BA rate less 0.245%; Non Callable; annual sinking fund)

August 03/04	June 17/19	5.50	Canadian	26,000,000
(Non Callable)

July 28/10	July 28/20	3.90	Canadian	300,000,000
(Non Callable: annual sinking fund)

December 20/90	December 15/20	9.653	Canadian	65,972,500
		10.08	Canadian	126,600,000
		9.965	Canadian	128,797,500
		9.375	U.S.	45,000,000
($55,000,000, $100,000,000 and $100,000,000 U.S. of the 9.375% debenture issue has been swapped into Canadian dollars at an interest rate of 9.653%, 10.08% and 9.965% respectively. Interest payments on the remaining $45,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.653%. Non Callable; annual sinking fund)

		Interest		$ Amount
Date of Issue	Date of Maturity	Rate %	Currency	Outstanding

February 26/91	February 15/21	9.254	Canadian	147,600,000
		9.125	U.S.	80,000,000
($120,000,000 U.S. of this debenture has been swapped into Canadian dollars at an interest rate of 0.254%. Interest payments on the remaining $80,000,000 U.S. have been swapped into Canadian dollars at an interest of 0.254%; Non Callable; annual sinking fund)

February 4/92	February 4/22	9.60	Canadian	255,000,000
(Non Callable; annual sinking fund)

July 21/92	July 15/22	8.942	Canadian	256,320,000
		8.50	U.S.	100,000,000
($200,000,000 U.S. of the 8.5% debentures have been swapped into Canadian dollars at an interest rate of 8.942%. Interest payments on the remaining $100,000,000 have been swapped into Canadian dollars at an interest rate of 8.497%; Non Callable; annual sinking fund)

February 26/14	June 3/24	3.20	Canadian	300,000,000
(Non Callable; annual sinking fund)

May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)

December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)

March 24/99	March 5/29	5.60	Canadian	60,000,000
(Non Callable; annual sinking fund)

February 17/00	January 25/30	6.25	Canadian	25,000,000
(Non Callable; annual sinking fund)

January 25/00	January 25/30	6.35	Canadian	199,995,000
(Non Callable; annual sinking fund)

December 10/01	September 5/31	6.40	Canadian	550,000,000
(Non Callable; annual sinking fund)

February 13/02	February 13/32	6.30	Canadian	29,954,000
(Non Callable; annual sinking fund)

May 12/03	September 5/33	5.80	Canadian	450,000,000
(Non Callable; annual sinking fund)

June 10/03	September 5/33	5.80	Canadian	104,500,000
(Non Callable; annual sinking fund)

August 12/04	September 5/35	5.60	Canadian	400,000,000
(Non Callable; annual sinking fund)

February 15/05	March 5/37	5.00	Canadian	425,000,000
(Non Callable; annual sinking fund)

May 26/06	June 1/40	4.75	Canadian	1,050,000,000
(Non Callable; annual sinking fund)

February 3/12	February 3/42	3.40	Canadian	800,000,000
(Non Callable; annual sinking fund)

		Interest		$ Amount
Date of Issue	Date of Maturity	Rate %	Currency	Outstanding

September 16/02	September 5/42	5.70	Canadian	50,000,000
(Non Callable; annual sinking fund)

October 9/13	June 2/45	3.90	Canadian	1,000,000,000
(Non Callable; annual sinking fund)

March 13/14	March 5/54	3.75	Canadian	100,000,000
(Non Callable; annual sinking fund)

B. Debentures Issued to Minister of Finance of Canada

Date of Maturity 1	Interest Rate %	Amount Outstanding

April 2014-March 2015	3.05	59,274,000
April 2015-March 2016	3.40	15,525,000
April 2016-March 2017	4.37	88,778,000
April 2017-March 2018	4.48	33,991,000
April 2018-March 2019	3.57	18,000,000
April 2019-March 2024	5.10	316,357,000
After March 2024	4.07	213,161,000

Total		$ 745,086,000

1
Debentures issued to the CPP have a 5-30-year maturity and, are callable in whole or in part at the option of the Province.  The interest rates have been prepared on a weighted average basis.  The debentures are subject in part to annual sinking funds; equity in sinking funds at March 31, 2014 was $89,436,771.

Summary

Thousands

Payable in Canadian Funds:
Term Debt Issued to the Public	$9,623,662
Debentures Issued to the Minister of Finance of Canada	745,086
Other Term Debt	557,923
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	248,692

Term Debt Outstanding	11,175,363
Promissory Notes Outstanding	1,303,886
Gross Debt	$12,479,249

CROWN CORPORATIONS

Introduction

Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, insurance and other goods and services.  Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation or grant to cover costs of administration and other expenses.

Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (GRF).  Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province.  Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

Loans and advances to, and investments in, Crown corporations are carried in the financial information of the GRF at cost.  Loans and equity investments are written down to their estimated net realizable value.

For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups.  Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below.  All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Crown Investments Corporation of Saskatchewan (CIC)

Introduction.  CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993.  CIC is wholly owned by the Government of Saskatchewan.  CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments.  Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council.  As at December 31, 2013, there were eight corporations so designated.

Fiscal Year 2013 Highlights - Separate Basis.  CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses.  The results of these transactions are reflected in CIC’s Separate Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year and International Financial Reporting Standards.

Separate net earnings in 2013 were $330.4 million compared to $314.0 million in 2012.  The $16.4 million increase was primarily due to the sale of ISC shares which generated a gain on sale of $156.2 million, a decrease in grant funding to subsidiary corporations of $2.9 million, and a decrease in operating, salaries and other administrative expenses of $2.5 million.  The increases in earnings were offset by a decrease in dividend revenue from subsidiary corporations of $143.9 million and a decrease in finance and other revenue of $1.3 million.

The following dividends were declared to CIC in 2013:

Millions

Saskatchewan Telecommunications Holding Corporation (SaskTel)	$81.1
CIC Asset Management Inc. (CIC AMI)	35.0
SaskEnergy Incorporated (SaskEnergy)	30.4
Saskatchewan Government Insurance (SGI)	25.6
Saskatchewan Gaming Corporation (SGC)	16.4
Information Services Corporation (ISC)	12.3
Saskatchewan Opportunities Corporation (SOCO)	1.7
$202.5

Expenses, including grants to subsidiary corporations and public policy expenditures, were $31.5 million in 2013 (2012 - $36.9 million).  The $5.4 million decrease was primarily due to a decrease of $2.5 million in operating, salaries and benefits and other administrative expenses, and a decrease in grants to subsidiary corporations of $2.9 million.

CIC’s grant funding is as follows:

●	CIC provided SaskEnergy with $4.1 million (2012 - $9.8 million) as part of the Saskatchewan Energy Share program (EnerGuide for Houses).
●
CIC grant funding to STC of $14.0 million increased from $11.5 million in 2012. Funding for 2013 consisted of $10.5 million (2012 - $9.2 million) for operations and $3.5 million (2012 - $2.3 million) to meet capital requirements.

●	Gradworks Inc. received $0.5 million in grants in 2013 (2012 - $0.2 million) to fund its internship program.

CIC does not carry any debt.  CIC did not have any asset write-downs in 2013 and 2012.

CIC Economic Holdco Ltd. was established to hold a joint venture interest in Saskatchewan Entrepreneurial Fund Joint Venture (SEFJV). SEFJV operates as an institutional investment fund focusing on investment in the Province of Saskatchewan and the creation of employment and economic growth and expansion of the small business sector. At December 31, 2013, CIC had invested $2.5 million in capital in SEFJV through CIC Economic Holdco Ltd. The CIC Board has discontinued further capital contributions to SEFJV.

In May 2006, CIC established the First Nations and Métis Fund (FNMF) to improve participation by First Nations and Métis people in the economy by investing in Saskatchewan-based First Nations and Métis businesses.  CIC has committed to invest up to $20.0 million to FNMF.  In 2011, FNMF became responsible for the Government of Saskatchewan’s First Nations Business Development Program (FNBDP). The FNBDP can invest up to $3.0 million in qualifying First Nations businesses.  At December 31, 2013, CIC had invested $12.4 million and committed to fund two additional investments totaling $3.0 million in 2014.  Any further commitment to First Nations and Métis Fund will be restricted to additional funding for existing investments and administrative support.

Saskatchewan Immigrant Investor Fund Inc. (SIIF) was established in 2010 to participate in the Government of Canada’s Immigrant Investor Program (IIP). The Corporation uses IIP funds to deliver the Government of Saskatchewan’s HeadStart on a Home program that assists developers in building affordable housing in Saskatchewan.  At December 31, 2013, SIIF had approved loans of $224.8 million in support of creating 1,331 new homes, of which 982 were completed or currently under construction. The Government of Canada has announced that it will no longer accept funds into the IIP. SIIF will complete its mandate five years after the last Government of Canada IIP allocation. At this point, it is unknown when the last allocation will be received from the Government of Canada.

Gradworks internship program provides recent post-secondary graduates with internships in CIC Crown corporations, providing the graduates job opportunities and valuable work experience that may lead to permanent jobs in the Crowns, or with other Saskatchewan employers. In 2013, CIC provided grant funding of $0.5 million (2012 - $0.2 million) for the administration of Gradworks.

Fiscal Year 2013 Highlights - Consolidated Basis.  The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations.  The corporations provide a wide variety of services and sell various commodities in both domestic and international markets.  The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

For the year ended December 31, 2013, CIC reported consolidated net earnings of $566.2 million on total revenues of $4.8 billion, compared to consolidated net earnings of $438.6 million on total revenues of $4.5 billion in 2012. The $127.6 million increase in earnings was primarily due to:

●	A gain from discontinued operations of $211.8 million which relates to the sale of 12,075,000 Class A Limited Voting shares of ISC at $14.00 per share and the revaluation of the Corporation’s remaining 5,425,000 Class A Limited Voting shares at $14.00 per share; and
●	CIC AMI earnings increased $9.0 million to $4.7 million due to a $5.0 million dividend from Meadow Lake OSB Limited Partnership (ML OSB), which CIC AMI later sold for a gain on sale of $8.9 million, offset by losses on disposition of other assets.

Partially offset by:

●	SaskPower earnings decreased $21.7 million to $113.8 million due to a change in the mix of power generation, increased salaries, wages and employee benefits, depreciation and amortization, Saskatchewan taxes, losses on disposal of property, plant and equipment and net finance expenses. This was partially offset by increased revenue from a rate increase and higher sales volumes to Saskatchewan customers and exports to the Alberta market;
●	SaskEnergy earnings decreased $27.9 million to $78.9 million primarily due to a $34.5 million change in unrealized market value adjustments on natural gas derivatives and physical inventory. This change was slightly offset by weather that was 14.4 per cent colder than the prior year, and record levels of customer connections;

●	SaskTel earnings decreased $16.2 million to $90.1 million due to supporting customer growth and enhancing the customer experience through reinvestment in wireless and fibre networks. This was partially offset by an increase in revenues from customer growth and average revenue per user (ARPU); and
●	SGI earnings decreased $43.0 million to $39.2 million primarily due to increased claims costs from ice damming and severe storm losses in Saskatchewan, Alberta and Ontario, as well as other large losses in personal lines, commercial lines and agriculture. This was partially offset by higher investment earnings.

In 2014, CIC expects to declare total dividends of $206.0 million (2013 - $361.4 million) to the GRF. As of August 2014, CIC had not made any dividend payments to the GRF.  CIC does not expect to have any equity repayments to the GRF in 2014 (2013 - $143.0 million).

During 2013, capital expenditures made by CIC and the Crown corporations under its purview totaled $1,873.4 million compared to $1,504.3 million spent in 2012.  Saskatchewan taxes and fees made by the corporations were $137.6 million in 2013 compared to $132.1 million in 2012.  Total consolidated assets administered by CIC were $15.2 billion as at December 31, 2013, an increase of approximately $2.0 billion from assets under administration at December 31, 2012.

On July 26, 2000, the Saskatchewan Rate Review Panel (Panel) was established.  The Panel advises the Government of Saskatchewan on rate applications proposed by SaskEnergy, SaskPower and the SGI Auto Fund. The Panel reviews each rate application and provides an independent public report on its opinion about the fairness and reasonableness of the rate change, while balancing the interests of the customer, the Crown corporation and the public. The Provincial Cabinet makes the final decision on rate change requests, which can differ than the Panel’s recommendation. The Panel considered the following rate applications in 2013:

•
SaskPower multi-year rate application for a system-average rate increase of 5.5 per cent to take effect January 1, 2014 with a 5.0 per cent increase to take effect January 1, 2015, and a further 5.0 per cent increase effective January 1, 2016;

•	SaskEnergy delivery rate increase beginning September 1, 2013 with an average of 3.6 per cent, followed by a further increase of 2.3 per cent to take effect September 1, 2014;
•
Saskatchewan Auto Fund rate increase of 1.03 per cent, with rate rebalancing and the proposal includes a 1.23 per cent surcharge to be applied to all vehicles, after rate rebalancing.  The surcharge would be applied annually for three years, to help replenish the Auto Fund’s Rate Stabilization Reserve. The proposed 2.27 per cent overall increase would take effect August 31, 2013; and

•
Saskatchewan Auto Fund application that annual rates for motorcycles greater than $1,000 be capped at 15.0 per cent, while those less than $1,000 would be subject to a dollar cap, with a maximum increase of $150 annually.

CIC administers eight subsidiary Crown corporations.  Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

As at December 31, 2013, the following eight Crown corporations were under CIC’s purview:  Saskatchewan Gaming Corporation, Saskatchewan Government Insurance, Saskatchewan Opportunities Corporation, Saskatchewan Power Corporation, Saskatchewan Telecommunications Holding Corporation, Saskatchewan Transportation Company, Saskatchewan Water Corporation, and SaskEnergy Incorporated.  Saskatchewan Development Fund Corporation ceased operation on December 31, 2010 and was dissolved effective September 30, 2013.  Information Services Corporation ceased being a subsidiary Crown corporation on May 30, 2013.  Of these corporations, SaskPower, SaskTel, SaskEnergy and SGI Canada are the most significant in terms of assets, liabilities and operating income generated.

Saskatchewan Power Corporation. SaskPower provides the generation, purchase, transmission, distribution and sale of electricity and related products and services.

•	Net earnings of $113.8 million (2012 - $135.5 million) decreased primarily due to higher fuel, depreciation and finance expenses and unrealized market value adjustments.
•
Revenue of $2,045.3 million (2012 - $1,855.6 million) increased largely due to higher Saskatchewan electricity sales which was a result of the system-wide average rate increase of 5.0 per cent that became effective January 1, 2013; electricity sales volumes to Saskatchewan customers, which were 20,753 GWh, up 1,256 GWh or 6.4 per cent compared to the prior year; and, export sales increased due to higher sales prices and volumes as a result of increased market opportunities in Alberta.

•
Expenses of $1,878.1 million (2012 - $1,726.2 million) increased due to rising depreciation and finance charges as a result of the record capital investments over the past two years.  Fuel and purchased power costs were up as a result of increased generation and an unfavorable change in the fuel mix as lower cost coal generation was replaced with more expensive natural gas generation.

•
Gross long-term and short-term debt including finance leases of $5,508.8 million (2012 - $4,177.7 million) increased due to additional borrowings during the year to finance capital expenditures and the commissioning of the North Battleford Generating Station in June 2013.

•	Dividends declared to CIC were Nil (2012 - $120.0 million).

Saskatchewan Telecommunications Holding Corporation.  SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed internet, entertainment and multimedia services, security, secure electronic transactions, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network.  The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 100 years.  Saskatchewan Telecommunications’ operations are regulated by the Canadian Radio-television and Telecommunications Commission.

•	Earnings for the year were $90.1 million (2012 - $106.3 million), down $16.2 million from 2012, and cash provided by operating activities was $275.2 million (2012 - $287.5 million).
•
Total operating revenues increased to $1,205.1 million in 2013 (2012 - $1,182.4 million), up $22.7 million or 1.9 per cent primarily due to continued strong customer growth in cellular, MaxTM, wireless, Internet and data services as well as an increased in the ARPU.

•
Total operating expenses were $1,092.0 million (2012 - $1,054.3 million), up $37.7 million from 2012 primarily due to increased goods and services purchased to support revenue growth in wireless, MaxTM, data and internet revenues. In addition, depreciation and amortization increased $5.6 million due to increased plant in service.

•	Net financing expense increased to $37.2 million in 2013 (2012 - $32.5 million), up $4.7 million or 14.5 per cent. This is primarily driven by decreases in the fair value of sinking funds.
•	Gross debt increased to $834.5 million (2012 - $666.5 million) due the issuance of short-term debt during the year. The overall level of debt increased to support increased investing activities.
•
Net capital expenditures for the year are $355.8 million (2012 - $329.8 million), up $26.0 million from 2012, primarily due to significant capital spending on corporate priority programs such as the wireless network and FTTP as well as increased spending on intangible assets such as software for the wireless delivery environment, customer relationship management and field services efficiency program.

•	Return on equity decreased to 12.0 per cent (2012 - 14.4 per cent) primarily due to lower earnings.
•	Dividends of $81.1 million were declared in 2013 (2012 - $84.3 million).

SaskEnergy Incorporated.  SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan.  In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

•
Earnings of $78.9 million were below 2012 earnings of $106.8 million. Given the volatility in unrealized market value adjustments, SaskEnergy uses operating earnings (income before unrealized market value adjustments) to compare performance from period to period.

•	Operating earnings of $79.0 million (2012 - $72.4 million) increased mainly due to weather that was 14.4 per cent colder than 2012 and as well as record levels of customer connections.
•	Revenues were $908.1 million (2012 - $797.8 million) and expenses were $782.1 million (2012 - $649.9 million) reflecting higher natural gas volumes in 2013.
•	Net finance expense increased to $47.1 million (2012 - $41.1 million) primarily related to a decline in the fair value of sinking funds.
•
Capital investment totaled $221.2 million (2012 - $180.0 million). The high level of capital investment reflects system expansion resulting from growth in Saskatchewan as well as the Corporation’s commitment to its robust safety programming and predictive integrity management systems.

•	Gross debt increased to $1,141.8 million (2012 - $1,087.2 million) to fund the record level of capital expenditures.
•	Dividends of $30.4 million (2012 - $27.2 million) were declared to CIC based on operating earnings of $79.0 million.

Information Services Corporation.  ISC is responsible for the administration of land titles, geographic information systems, vital statistics, surveys, mapping and interests in personal property, and corporate registration services. ISC was established on January 1, 2000, as a wholly-owned subsidiary of CIC and provides customer-focused services such as the Land Registry, Saskatchewan Personal Property Registry, Survey Plan Registry, Vital Statistics Registry, Corporate Registry, and Geomatics Services.

Pursuant to The Information Services Corporation Act, effective May 30, 2013, ISC ceased being a subsidiary Crown Corporation under The Crown Corporations Act, 1993, and was continued under The Business Corporations Act (Saskatchewan). Until July 9, 2013, CIC continued to control ISC through ownership of 100.0 per cent of the 17,500,000 outstanding Class A Limited Voting Shares and therefore ISC operations will be consolidated to that date.

Effective July 9, 2013 and pursuant to an Initial Public Offering (IPO) on the Toronto Stock Exchange, CIC sold 10,500,000 of the Class A Limited Voting Shares of ISC at $14.00 per share.  Effective July 17, 2013, and pursuant to an over-allotment option included in the IPO, CIC sold a further 1,575,000 Class A Limited Voting Shares of ISC at
$14.00 per share. On a combined basis, these transactions resulted in a sale of 69.0 per cent of CIC’s interest in ISC for net proceeds of $156.2 million.

SGI Canada.  SGI Canada is the trade name of the property and casualty insurance division of Saskatchewan Government Insurance (SGI) which offers products in four Canadian provinces. It operates as SGI Canada in Saskatchewan, SGI Canada Insurance Services Ltd. in Alberta and Manitoba, and the Coachman Insurance Company in Ontario. Products are sold through a network of almost 500 independent insurance brokers.

•
Earnings were $39.2 million in 2013 (2012 - $82.2 million). While significantly lower than 2012, earnings resulted in a strong return on equity of 13.5 per cent.  Increased claim costs in all jurisdictions, except Ontario, contributed to an underwriting loss of $14.4 million (2012 - $55.8 million underwriting profit).  However, this was more than offset by improved investment earnings.

•	Premium revenues were $502.7 million (2012 - $482.8 million), with Saskatchewan and Alberta operations accounting for the majority of the premium growth.
•
Claims incurred increased to $322.6 million (2012 - $246.0 million) with all jurisdictions having a higher loss ratio than 2012, except Ontario. The unfavorable results were due to a combination of a $22.8 million in ice damming claims, severe storm losses in Saskatchewan, Alberta and Ontario, and other large losses in personal lines, commercial lines and agriculture.

•
Investment earnings were $58.7 million (2012 - $33.1 million), an increase of $25.6 million from 2012, consistent with the strong growth in global investment markets. Equity markets generated strong returns, particularly in the U.S. and internationally. Holding bonds combined with small increases in short-term interest rates led to capital losses and lower overall fixed income returns as compared to 2012.

Crown Investments Corporation of Saskatchewan

Consolidated Statements of Financial Position

	At December 31

	2009	2010	2011	2012	2013
	GAAP	IFRS	IFRS	IFRS	IFRS
	Note 3 & 6	Note 2	Note 2	Note 2, 4 & 5	Note 2 & 5
	(Thousands)
Assets
Current	$2,099,157	$1,998,659	$2,072,565	$2,147,308	$2,110,636
Long-term investments	1,157,067	1,182,402	1,218,922	1,316,038	1,418,656
Property, plant and equipment	6,417,451	7,579,984	8,239,329	9,112,247	11,043,249
Other assets	543,686	305,285	472,242	532,706	580,122
Long-term assets of discontinued operations	38,932	0	0	0	0

Total Assets	$10,256,293	$11,066,330	$12,003,058	$13,108,299	$15,152,663

Liabilities and Province's Equity
Current	$1,744,571	$1,772,263	$2,164,253	$2,719,753	$3,157,483
Long-term debt	3,601,618	3,953,023	3,952,858	4,402,718	5,100,250
Long-term liabilities from discontinued operations	5,909	0	0	0	0
Other liabilities	652,625	1,279,426	1,664,905	1,645,688	2,061,003
Province of Saskatchewan's Equity	4,251,570	4,061,618	4,221,042	4,340,140	4,833,927

Total Liabilities and Province's Equity	$10,256,293	$11,066,330	$12,003,058	$13,108,299	$15,152,663

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Operations

	At December 31

	2009	2010	2011	2012	2013
	GAAP	IFRS	IFRS	IFRS	IFRS
	Note 3 & 6	Note 2	Note 2	Note 2, 4 & 5	Note 2 & 5
	(Thousands)

Revenue
Sales of products and services	$4,556,066	$4,378,779	$4,513,229	$4,458,733	$4,788,019
Investment	62,255	0	0	0	0
Other	36,073	114,999	33,785	9,912	14,853

Total Revenue	$4,654,394	$4,493,778	$4,547,014	$4,468,645	$4,802,872

Expenses
Operating costs other than
those listed below	$3,418,643	$3,248,064	$3,248,836	$3,079,007	$3,392,927
Net finance expenses	238,039	199,547	203,722	251,201	322,382
Amortization of property, plant and equipment	503,227	514,618	550,216	594,047	643,046
Saskatchewan taxes and resource payments	137,493	117,002	126,027	132,137	137,657

Total Expenses	$4,297,402	$4,079,231	$4,128,801	$4,056,392	$4,496,012

Earnings before the following	356,992	414,547	418,213	412,253	306,860
Non-recurring items	(23,854)	0	0	0	0
(Provision for) recovery of environmental liabilities	464	0	0	0	0
Share of net earnings from equity accounted investees	0	16,933	10,437	12,517	28,376
Net Loss on sale of equity accounted investees	0	0	(8,576)	(7,428)	9,411
Gain (loss) from discontinued operations	15,106	4,822	30,802	21,240	221,538

Net Earnings	$348,708	$436,302	$450,876	$438,582	$566,185

(see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.
The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan.  The foregoing narrative description is unaudited.

2.
The consolidated financial statements for the year ended December 31, 2011, the year ended December 31, 2012 and the year ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (IFRS).

Prior to 2011, the Corporation’s consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). In preparing the consolidated financial statements, CIC has adjusted amounts reported previously in financial statements for year ended December 31, 2010 prepared in accordance with GAAP. These adjustments relate to reclassifications and corrections of amounts previously reported under GAAP, or are required for the transition from GAAP to IFRS.  For a list of reclassifications and corrections, please see the annual report.

3.	The consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

4.
Effective January 1, 2013, the Corporation adopted IFRS 11, Joint Arrangements, which replaced International Accounting Standard (IAS) 31, Interests in Joint Ventures.  This new standard was applied retrospectively in accordance with the transitional provisions.

IFRS 11 requires a party to a joint arrangement to determine the type of arrangement, either a joint operation or a joint venture, by assessing its rights and obligations arising from the arrangement.  The option of recognizing a proportionate share of assets, liabilities, revenue and expenses for joint ventures has been eliminated under IFRS 11.

Effective January 1, 2013, the Corporation adopted the amendments to IAS 19, Employee Benefits.  The amendments were applied retrospectively, in accordance with the transitional provisions.  The amendments require re-measurements to be recognized immediately in other comprehensive income and all current service costs and interest income (expense) to be recognized immediately in net earnings.  Interest income (expense) is calculated by applying the discount rate to the net accrued benefit obligation or asset.  In addition, under the revised standards, the cumulative amount of actuarial gains and losses recorded in other comprehensive income related to the Corporation’s defined benefit plans will no longer be transferred to retained earnings and will remain in accumulated other comprehensive income (loss).

In summary, the following adjustments were made to December 31, 2012 balances as a result of the change in accounting policy and prior period adjustments (thousands of dollars):

Increase in current assets	$1,530
Decrease in long-term investments	(43,403)
Increase in current liabilities	7,910
Increase in long-term debt	62,474
Decrease in other liabilities	(110,787)
Decrease in net earnings	40,320
Increase in retained earnings - beginning of year	287,742
Increase in retained earnings - end of year	320,052
Decrease in accumulated comprehensive loss - beginning of year	(289,803)
Decrease in accumulated comprehensive loss - end of year	(321,522)

5.
The following new and amended accounting standards, effective for annual periods on or after January 1, 2013, have been applied either retrospectively or prospectively in preparing these financial statements in accordance with the related transitional provisions with no material impact on the consolidated financial statements:

IFRS 10, Consolidated Financial Statements and IAS 27, Separate Financial Statements
IFRS 10 and IAS 27 were issued by the IASB on May 12, 2011, and together replaced IAS 27, Consolidated and Separate Financial Statements.  IFRS 10 includes requirements related to consolidated financial statements.  It builds on existing principles by establishing a single control model to assess whether an investee should be consolidated.  The model focuses on exposure or rights to variability in returns versus the previous concept of benefits.

IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the entity prepares separate financial statements.

IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 was issued by the IASB on May 12, 2011.  IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and unconsolidated structured entities.

IFRS 13, Fair Value Measurement
IFRS 13 was issued by the IASB on May 12, 2011.  IFRS 13 defines fair value, sets out a framework for measuring fair value, and introduces consistent requirements for disclosures on fair value measurements.

6.
Effective for year-ends beginning on or after January 1, 2009, the CICA has amended certain sections of the CICA Handbook to remove the rate regulation exemption for recognition of certain assets and liabilities arising from rate regulation as well as other recognition and measurement guidance.  The corporation has implemented these changes with no impact on the financial statements.

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document.  The financial statements of the Government included herein under the headings "Summary Financial Statement Supplementary Financial Information" have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability).  All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Ministry of Finance or of CIC in their official capacities.  The information set forth under "Province of Saskatchewan", and other than described in the first sentence of this paragraph, was prepared by representatives of the Ministry of Finance in their official capacities.